UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period September 2006         File No. 0-29948

STARFIELD RESOURCES INC.

(Name of Registrant)

420 – 465 Howe Street, Vancouver, British Columbia, Canada V6C 2T6

(Address of principal executive offices)

1.

Management Contract between the Company, Floralynn Investments Ltd., and Glen Indra

2.

Management Contract between the Company, Qualis Management Inc., and David Lewis

3.

Management Contract between the Company and Glen Macdonald

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     FORM 20-F XXX                     FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes _____            No XXX

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Starfield Resource Inc.

(Registrant)

Dated: October 2, 2006	By: /s/ Glen Indra Glen Indra, President and Director

Exhibits:

99.1

Management Contract between the Company, Floralynn Investments Ltd. and Glen Indra

99.2

Management Contract between the Company, Qualis Management Inc. and David Lewis

99.3

Management Contract between the Company and Glen Macdonald